Filed by REMEC, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

The following is a series of slides used in connection with a presentation by Ronald Ragland, REMEC, Inc.'s Chairman and Chief Executive Officer, and David Morash, REMEC, Inc.'s Executive Vice President and Chief Financial Officer, during a presentation relating to the proposed acquisition of Spectrian Corporation by REMEC, Inc. at the CIBC World Markets Annual Investor Conference.

Safe Harbor

  Forward-looking Statements

  Certain statements in this presentation, including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring the combined company, are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation: the parties' ability to achieve the anticipated cost savings; the parties' ability to achieve the expected synergies, customer uncertainties related to the proposed acquisition or the economy in general, economic conditions and the related impact on wireless communication infrastructure spending; demand for REMEC's and Spectrian's products; rapid technological change and evolving industry standards and adverse changes in market conditions in both the United States and internationally. Further information on factors that could affect REMEC's results are included in REMEC's Annual Report on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2001 and Forms 10-Q for the interim quarters.

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Overview

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  Wireless telecom, defense electronics

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  Broad microwave technology skills

  •
  Proven vertical integration strategy

  •
  Leadership in market sectors

  •
  Economic downturn fuels opportunity

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  Industry consolidation strategy

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  Global footprint with offshore manufacturing

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REMEC Worldwide Locations

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REMEC Market Segments

Defense and Space

Mobile Wireless

Broadband Wireless

Manufacturing

Advanced Technologies

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Strategy

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  Broad implementation technology for optimum integration systems solution

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  Broad product offering permits OEM partners a one-stop shop

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  Advanced technology in design and manufacturing process

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  Global OEM partner and niche product sales

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  Defense business balances commercial market volatility

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  Low cost global offshore manufacturing solutions

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  Continued effective industry consolidation

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  Retain strong financial resources

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RF and microwave products for space, electronic warfare, missile and communications / navigation systems.

Design, development and production of subsystems, integrated assemblies and components for lower cost and improved performance.

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F-22 Stealth Fighter

CNI TRW EW [LOCKHEED MARTIN] RADAR [NORTHROP GRUMMAN]
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A range of products in demand for wireless communications systems including cellular, GSM, PCS / PCN and UMTS.

Complete systems, integrated modules and components for signal conditioning, transport and distribution to improve performance and decrease rollout cost.

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Coverage enhancement
Cellular / PCS basestations
In-building solutions

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Broadband Wireless

Delivers a broad spectrum of microwave products for fixed wireless access systems.

Subsystems, modules and components to collect, transport, condition, and distribute radio signals for a variety of radio-based technologies.

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REMEC

Components & Modules
Fixed Wireless Access
Modular Point-to-Point Radio

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Manufacture and testing of equipment for a range of applications and technologies both for internal design / development divisions and for external customers.

Offshore facilities enable significant cost reduction with quick development and turnaround capabilities.

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Manufacturing

High volume commercial manufacturing Extensive manufacturing and test capability Very attractive economics and tax Low cost skilled labor pool ISO 9002 certified
High volume commercial manufacturing Very attractive economics Available educated technical labor pool High growth rate / 3x expansion ISO 9002 certified
Automated high speed surface mount assembly Unique microwave assembly processes Sophisticated supply chain management / product test High growth rate / 3x expansion ISO 9002 certified
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Advanced devices and subsystems including microwave MMICs and highly integrated assemblies for broadband wireless and fiber optic applications

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MMIC GaAs Power Amplifiers

 Nanowave GaAs MMIC amplifiers achieve 3x size reduction and greatly improved performance over existing foundry products based on new FET and circuit IP.

3x size reduction creates

> 3x more MMICs per GaAs wafer

(higher yields vs. fixed defects)

=

> 3x lower cost ICs

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REMEC & Spectrian

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REMEC/Spectrian Combination

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  Accelerates our goal of achieving revenue base of $500M

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  REMEC restructure permits optimum synergies from combination

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  Power amplification critical mass and legacy strengthens base station integrated solution

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  Combined microwave engineering and R&D team will be formidable

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  Regional, customer and product merge have minimal overlap

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  Spectrian flexible outsource model allows rapid full utilization of fully offshore manufacturing facilities

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  Combines two strong balance sheets

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  Integration of management teams

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REMEC and Spectrian

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  Merger agreement announced on May 19

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  Stock-for-stock deal (cash option up 25%)

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  SPCT shareholders to own 27% to 36% of combined entity

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  Likely closing date: July 30 to Sept 30

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About Spectrian

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  Global RF and microwave products company

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  Low-cost international manufacturing facilities

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  Broad product line in mobile wireless, broadband, defense and manufacturing

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  Based in Sunnyvale, California

For more information, please see Spectrian's presentation

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A Strong Strategic Combination

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  Complementary customer bases

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  Complete combined RF and microwave product line

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  New fully-integrated product offering

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  Strong North American, European and Asian engineering centers

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  $150M in cash, with no debt

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Combined Product Offering

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Financials

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Spectrian Strategic Synergies

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  Foresee operating synergies of $20M in first year

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  Annualized operating synergies of over $30M thereafter:

    Revenue growth synergies

    Manufacturing cost reductions

    Operating expense reductions

    Purchasing leverage

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  Integration team in place to achieve synergies

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  REMEC restructure allows efficient integration

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Financial Impact of Synergies—Year 1

Sales Synergies	$3.0 MM
Manufacturing / Purchasing	5.6 MM
Operations	1.7 MM
QA	0.5 MM
R & D	4.0 MM
S & M	1.6 MM
G & A	1.9 MM
Finance	0.7 MM
IT	1.3 MM
H/R	0.5 MM
Facilities	2.0 MM

$22.8 MM
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Consolidated Financial Position

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  Approximately $150MM in cash

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  $10MM tax refund, $4MM to come

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  $10MM in building sales closings

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  No debt

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  Consolidated net worth of $450MM

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Revenue (Prior to Pooling)

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Net Income (Prior to Pooling)

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Balance Sheet Highlights ($ Thousands)

1/31/02
Cash	$66.5
Working Capital	127.1
Total Assets	330.6
Long Term Debt	—
Equity	281.9
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Quarterly Operating Cash Flow

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Focus on Shareholder Value

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  Restructure business to focus on product lines

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  Reorganization to eliminate redundant operations

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  Close or consolidate certain facilities

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  One-time charge

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  $33.6 M

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  in process R&D $6.2

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  Annual cost reductions of ~$40 M by Q4 of CY 2001

    —
    Projected $10 M additional by Q2 of CY 2002

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  Offshore manufacturing completed by end of Q2

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  Maximized efficiency from capital spending

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  Centralize cash to use assets more efficiently

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Focus on Shareholder Value—Continued

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  Sell buildings to raise approximately $30 M

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  Expanded accounting and reporting systems

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  Centralize supply chain management to reduce costs

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  Worldwide tax planning

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  Increased R & D spending

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  Bonuses tied to business performance

    —
    Improve cash flow

    —
    Focus on cash ROI

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Financial Targets

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  Sales of $300 M in CY2002

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  Profitability in second half of CY 2002

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  Gross margin of 30% by Q4 of CY 2002

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  Net income of 5% by Q4 of CY 2002

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  Resume growth, target of

    —
    30% commercial

    —
    15% defense

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Financial Targets—Continued

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  Operating cash flow of $1 million / month

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  R&D increase at MRI / MMDS / Nanowave

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  Acquisitions accretive / synergistic / technology fill

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  Taxes

    —
    Net operating loss carry forward

    —
    Driving to an effective tax rate of 25%

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Summary

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  Complete Spectrian Acquisition

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  Competitive field significantly reduced

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  Strong balance sheet

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  Restructured for substantial growth

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  Significant market opportunities

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  Return to profit & positive cash flow

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  Confident game plan

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